SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

Braskem S.A. ("Braskem" or "Company") (Ticker B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) in continuation of the Material Facts disclosed on December 23, 2025, March 6, 2026, April 20, 2026 and April 23, 2026, hereby informs its shareholders and the market in general that it has received correspondence from Novonor S.A. – Under Judicial Reorganization ("Novonor") and NSP Investimentos S.A. – Under Judicial Reorganization ("NSP Inv.") and Shine I Fundo de Investimento em Participações Responsabilidade Limitada ("FIP") informing about the fulfillment of the conditions precedent provided for in the Agreement for the Judicial Purchase and Sale of Shares and Other Covenants and the consequent consummation of the transaction object of the Material Fact of April 20, 2026, pursuant to the correspondence transcribed below:

(A)	Novonor and NSP Inv.:

"Ref.: Purchase and Sale Agreement of Shares Issued by Braskem S.A. – Consummation of the Transaction

Dear Sirs,

I. We refer to the notice sent on April 19, 2026 by Novonor S.A. – In Judicial Reorganization ("Novonor") and by NSP Investimentos S.A. – In Judicial Reorganization ("NSP Inv.") to Braskem S.A. ("Braskem"), with a copy to Petróleo Brasileiro S.A. – Petrobras ("Petrobras"), regarding the execution, by Novonor and NSP Inv., of a Judicial Purchase and Sale Agreement of Shares and Other Covenants ("Agreement") with, among other parties, Shine I Fundo de Investimento em Participações Participações Limitada ("FIP") and Shine I Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada ("FIDC" and, together with the FIP, the "Funds"), investment funds administered and managed by Vórtx and advised by IG4 Sol Ltda., through which NSP Inv. undertook to sell to the FIP shares issued by Braskem ("Transaction" and "Notification 04.19.2026", respectively). Defined terms used in this correspondence shall have the meanings given in Notification 19.04.2026.

II.       Novonor and NSP Inv. hereby inform you that, after the fulfillment of all the conditions precedent set forth in the Agreement, the parties proceeded on this date with the closing of the Transaction, consummated from (i) the sale, by NSP Inv. to the FIP, of the Acquired Shares; and (ii) the delivery, by the FIP to NSP Inv., of debentures issued by NSP Inv, as detailed in Notification 19.04.2026.

1

We are available to clarify any of the above points.

Sincerely,

NOVONOR S.A. – UNDER JUDICIAL REORGANIZATION

NSP NINVESTIMENTOS S.A. – IN JUDICIAL REORGANIZATION”

(B)	FIP

“Ref.: Updates on the contract for the transfer of shares | Material Fact

Dear Sirs,

1.       We refer to (i) the correspondence sent on April 19, 2026 by the FIP (as defined below) to Braskem S.A. ("Braskem" or "Company"), with a copy to Petróleo Brasileiro S.A. – Petrobras ("Petrobras"), regarding the execution, by the FIP and Shine I Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada ("FIDC") and, together with the FIP, the "Funds"), of a Judicial Purchase and Sale Agreement of Shares and Other Covenants ("CCVJ") with Novonor S.A. – Under Judicial Reorganization ("Novonor") and NSP Inv. (as defined below), through which NSP Inv. undertook to sell to the FIP shares issued by Braskem ("Transaction" and "FIP Communication", respectively); (ii) the material fact disclosed by Braskem, on April 20, 2026, regarding the receipt of the FIP Communication ("Material Fact Transaction"); and (iii) the material fact disclosed by the Company, on April 23, 2026, regarding the receipt of a notice, by Petrobras, on the signing of Braskem's new Shareholders' Agreement between the FIP and Petrobras (the "New Shareholders' Agreement" and the "New AA Material Fact", respectively), to be exposed to V.Sas. of what follows.

2.       Terms beginning in capital letters and not defined in this correspondence will have the meanings attributed to them in the FIP Communication.

3.        SHINE I FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES RESPONSABILIDADE LIMITADA, a private equity investment fund under the management of VÓRTX CAPITAL GESTORA DE RECURSOS LTDA. and constituted pursuant to CVM Resolution No. 175, of December 23, 2022, as amended, registered with the CNPJ/MF under No. 63.428.842/0001-69 ("FIP"), hereby INFORMS that all the conditions precedent provided for in the CCVJ have been met, so that, on this date, the parties proceeded with the closing of the Transaction, which was consummated by (i) the sale by NSP INVESTIMENTOS S.A. – EM RECUPERAÇÃO JUDICIAL, a corporation, registered with the CNPJ/MF under No. 22.606.673/0001-22, headquartered in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, No. 14.401, 5th floor, Part A21, Building B1 – Aroeira, Cj. 51, Vila Gertrudes, CEP 04.794-000 ("NSP Inv.") to the FIP, of the Acquired Shares; and (ii) the delivery, by the FIP to NSP Inv., of (ii.a) 547,257,590 (five hundred and fifty-seven million, two hundred and fifty-seven thousand, five hundred and ninety) 1st series debentures of the 2nd Issue of Debentures of NSP Inv. (Ticker B3: OSPI12); and (ii.b) 273,628,795 (two hundred and seventy-three million, six hundred and twenty-eight thousand, seven hundred and ninety-five) 2nd series debentures of the 2nd Issue of Debentures of NSP Inv. (Ticker B3: OSPI22).

2

3.1.        As a result, they were delivered, for each Share Purchased, solely and exclusively, (i) two (2) debentures of the 1st series of the 2nd Issue of Debentures of NSP Inv. (Ticker B3: OSPI12); e (ii) 1 (one) 2nd series debenture of the 2nd Issue of Debentures of NSP Inv. (Ticker B3: OSPI22).

3.2.        The Acquired Common Shares are equivalent to, approximately: (i) 50.1108% of Braskem's voting capital and (ii) 28.3909% of its total capital. The Acquired PN Shares represent approximately: (a) 13.7060% of Braskem's "Class A" preferred shares; (b) 13.6870% of the total preferred shares issued by the Company; and (c) 5.9324% of Braskem's total capital stock. The Acquired Common Shares and the Acquired PN Shares, together, correspond to 34.3234% of Braskem's total capital stock.

4.       With the conclusion of the Transaction, the FIP becomes part of Braskem's shareholders, so that the (already disclosed) New Shareholders' Agreement enters into full force and effect as of the date hereof, pursuant to its Clause 10.1.

5.       Finally, the FIP reinforces that, as presented in the FIP Communication, as a result of the provisions of (i) article 254-A of Law No. 6,404, (ii) article 10 of Braskem's Bylaws, and (iii) CVM Resolution No. 215, it will submit a request for registration of a public offering for the acquisition of up to all of Braskem's outstanding common and preferred shares ("Registration Request" and "Tender Offer"", respectively). As provided for in the CCVJ, the Registration Request will be filed by the FIP with the Brazilian Securities and Exchange Commission (CVM) as soon as possible, observing, in any case, the deadlines contracted between the parties and those provided for in the applicable regulations.

6.       It is a resolutive condition of the CCVJ and the transactions contemplated therein that it may be issued, on a definitive basis in the administrative sphere, of a decision rejecting the registration of the OPA under the terms to be provided for in the respective Application for Registration, subject to the provisions and conditions established in the CCVJ. More information about the OPA will be provided by the FIP in due course.

3

7.       In view of the above, we hereby REQUEST that Braskem, in the person of its Investor Relations Officer, in compliance with the applicable laws and regulations, promptly disclose the content of this notice to the market in the form of a material fact.

We remain available for any clarifications that may be necessary.

Sincerely,

SHINE I LIMITED LIABILITY INVESTMENT FUND

P.       VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA.

As also previously disclosed to the market, on June 8, 2026, an Extraordinary General Meeting of the Company will be held to resolve, in the context of the transaction, on (i) the reformulation of the Company's Bylaws, (ii) the election of the new Board of Directors and (iii) the replacement of full and alternate members of the Fiscal Council, among other matters.

Braskem will keep the market informed of material developments on the subject, in compliance with applicable laws.

Additional information can be obtained from the Investor Relations Department by calling (11) 3576-9531 or by e-mail braskem-ri@braskem.com.br.

São Paulo, June 3, 2026

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.